EXHIBIT 99.2



HOSPITALITY PROPERTIES TRUST

First Quarter 2011

Supplemental Operating and Financial Data

All amounts in this report are unaudited.

TABLE OF CONTENTS

Page

WARNING CONCERNING FORWARD LOOKING STATEMENTS

THIS SUPPLEMENTAL OPERATING AND FINANCIAL DATA REPORT CONTAINS STATEMENTS WHICH CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER FEDERAL SECURITIES LAWS. WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE", OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS AND THEIR IMPLICATIONS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. FORWARD LOOKING STATEMENTS AND THEIR IMPLICATIONS IN THIS REPORT RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING:

- OUR HOTEL MANAGERS' OR TENANTS' ABILITY TO PAY THE FULL CONTRACTUAL AMOUNTS OR ANY LESSER AMOUNTS OF RETURNS OR RENTS DUE TO US IN THE FUTURE;

- THE ABILITY OF TRAVELCENTERS OF AMERICA LLC, OR TA, TO PAY THE AMENDED AND DEFERRED RENT AMOUNTS DUE TO US;

- OUR ABILITY TO NEGOTIATE AND ENTER INTO MODIFIED AGREEMENTS WITH MARRIOTT INTERNATIONAL, INC., OR MARRIOTT, OR INTERCONTINENTAL HOTELS GROUP PLC, OR INTERCONTINENTAL;

- OUR ABILITY TO PAY DISTRIBUTIONS IN THE FUTURE AND THE AMOUNTS OF ANY SUCH DISTRIBUTIONS;

- OUR ABILITY TO RAISE DEBT OR EQUITY CAPITAL;

- OUR INTENT TO REFURBISH OR MAKE IMPROVEMENTS TO CERTAIN OF OUR PROPERTIES;

- THE FUTURE AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY;

- OUR ABILITY TO REFINANCE OUR REVOLVING CREDIT FACILITY;

- OUR ABILITY TO PAY INTEREST AND DEBT PRINCIPAL;

- OUR POLICIES AND PLANS REGARDING INVESTMENTS AND FINANCINGS;

- OUR TAX STATUS AS A REAL ESTATE INVESTMENT TRUST, OR REIT;

- OUR ABILITY TO PURCHASE ADDITIONAL PROPERTIES;

- OUR PLANS TO PURSUE THE SALE OF CERTAIN HOTELS; AND

- OTHER MATTERS.

OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD LOOKING STATEMENTS AND UPON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, FUNDS FROM OPERATIONS, CASH AVAILABLE FOR DISTRIBUTION, CASH FLOWS, LIQUIDITY AND PROSPECTS INCLUDE, BUT ARE NOT LIMITED TO:

- THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS ON US AND OUR TENANTS;

- LIMITATIONS IMPOSED ON OUR BUSINESS AND OUR ABILITY TO SATISFY COMPLEX RULES IN ORDER FOR US TO QUALIFY AS A REIT FOR U.S. FEDERAL INCOME TAX PURPOSES;

- COMPLIANCE WITH, AND CHANGES TO, FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS AFFECTING THE REAL ESTATE, HOTEL, TRANSPORTATION AND TRAVEL CENTER INDUSTRIES, ACCOUNTING RULES, TAX RATES AND SIMILAR MATTERS;

- COMPETITION WITHIN THE REAL ESTATE INDUSTRY OR THOSE INDUSTRIES IN WHICH OUR TENANTS OPERATE; AND

- ACTS OF TERRORISM, OUTBREAKS OF SO CALLED PANDEMICS OR OTHER MANMADE OR NATURAL DISASTERS BEYOND OUR CONTROL; AND

- ACTUAL AND POTENTIAL CONFLICTS OF INTEREST WITH OUR MANAGING TRUSTEES, TA AND REIT MANAGEMENT & RESEARCH LLC, OR RMR, AND ITS RELATED ENTITIES AND CLIENTS.

FOR EXAMPLE:

- OUR ABILITY TO MAKE FUTURE DISTRIBUTIONS DEPENDS UPON A NUMBER OF FACTORS INCLUDING OUR FUTURE EARNINGS. IF OUR TENANTS AND MANAGERS DO NOT PAY THE AMOUNTS DUE TO US, WE MAY BE UNABLE TO MAINTAIN OUR CURRENT RATE OF DISTRIBUTIONS ON OUR COMMON OR PREFERRED SHARES AND FUTURE DISTRIBUTIONS MAY BE SUSPENDED OR PAID AT A LESSER RATE THAN THE DISTRIBUTIONS WE NOW PAY;

- WE MAY BE UNABLE TO REFINANCE OR REPAY OUR REVOLVING CREDIT FACILITY OR OUR OTHER DEBT OBLIGATIONS WHEN THEY BECOME DUE OR ON TERMS WHICH ARE AS FAVORABLE AS WE NOW HAVE;

- WE EXPECT THAT MARRIOTT AND INTERCONTINENTAL WILL CONTINUE TO PAY US THE NET CASH FLOWS FROM OPERATIONS OF THE HOTELS INCLUDED IN THEIR DEFAULTED CONTRACTS. THIS EXPECTATION IS BASED UPON STATEMENTS MADE BY MARRIOTT AND INTERCONTINENTAL TO US. HOWEVER, MARRIOTT AND INTERCONTINENTAL MAY BECOME UNABLE TO MAKE SUCH PAYMENTS, OR MARRIOTT OR INTERCONTINENTAL MAY REFUSE TO MAKE THESE PAYMENTS FOR SOME OTHER REASON. WE HAVE CERTAIN CONTRACTUAL RIGHTS TO RECEIVE THESE PAYMENTS, BUT COMPANIES WHICH HAVE DEFAULTED ON PAYMENT OBLIGATIONS OFTEN REFUSE TO MAKE ANY PAYMENTS, AND WE CAN PROVIDE NO ASSURANCE WITH REGARD TO MARRIOTT'S OR INTERCONTINENTAL'S FUTURE ACTIONS;

- WE EXPECT THAT THE SECURITY DEPOSIT WHICH WE HOLD FROM INTERCONTINENTAL IS AN AMOUNT WHICH MAY BE SUFFICIENT TO COVER THE 2011 SHORTFALL OF PAYMENTS WE EXPECT TO RECEIVE UNDER THE DEFAULTED CONTRACTS. THIS EXPECTATION IS BASED UPON CASH FLOW PROJECTIONS PREPARED BY INTERCONTINENTAL AND REVIEWED BY US AND OUR OWN PROJECTIONS. BOTH INTERCONTINENTAL'S AND OUR HISTORICAL PROJECTIONS OF HOTEL CASH FLOWS HAVE, AT TIMES, PROVED INACCURATE. IF THE U.S. ECONOMY DOES NOT MATERIALLY IMPROVE IN A REASONABLE TIME OR IF THE TRAVEL INDUSTRY SUFFERS SIGNIFICANT ADDITIONAL DECLINES BECAUSE OF ACTS OF TERRORISM OR FOR OTHER REASONS, THE ACTUAL CASH FLOWS FROM THESE HOTELS MAY BE LESS THAN THE AMOUNTS PROJECTED AND MAY BE LOWER BY A MATERIAL AMOUNT;

- THE MARRIOTT, CRESTLINE AND INTERCONTINENTAL SECURITY DEPOSITS WHICH WE HOLD ARE NOT IN SEGREGATED CASH ACCOUNTS OR OTHERWISE SEPARATE FROM OUR OTHER ASSETS AND LIABILITIES. ACCORDINGLY, WHEN WE RECORD INCOME BY REDUCING OUR SECURITY DEPOSIT LIABILITIES, WE DO NOT RECEIVE ANY CASH PAYMENT. BECAUSE WE DO NOT RECEIVE A CASH PAYMENT AND BECAUSE THE AMOUNT OF THE SECURITY DEPOSITS AVAILABLE FOR FUTURE USE IS REDUCED AS WE APPLY SECURITY DEPOSITS TO COVER PAYMENT SHORTFALLS, MARRIOTT'S, CRESTLINE'S OR INTERCONTINENTAL'S FAILURE TO PAY MINIMUM RETURNS OR RENTS DUE TO US MAY REDUCE OUR CASH FLOWS AND OUR ABILITY TO PAY DISTRIBUTIONS TO SHAREHOLDERS;

- HOTEL ROOM DEMAND IS USUALLY A REFLECTION OF THE GENERAL ECONOMIC ACTIVITY IN THE COUNTRY. IF HOTEL ROOM DEMAND DOES NOT IMPROVE OR BECOMES FURTHER DEPRESSED, THE OPERATING RESULTS OF OUR HOTELS MAY DECLINE, THE FINANCIAL RESULTS OF OUR HOTEL OPERATORS AND TENANTS MAY SUFFER AND THESE OPERATORS AND TENANTS MAY BE UNABLE TO PAY OUR RETURNS OR RENTS. ALSO, CONTINUED DEPRESSED HOTEL OPERATING RESULTS MAY RESULT IN THE GUARANTORS OF OUR MINIMUM RETURNS OR RENTS DUE FROM OUR HOTEL INVESTMENTS BECOMING UNABLE OR UNWILLING TO MEET THEIR OBLIGATIONS OR THEIR GUARANTEES MAY BE EXHAUSTED;

- OUR ENTRY INTO AN AMENDMENT AGREEMENT WITH TA MAY IMPLY THAT TA CAN AFFORD TO PAY THE REDUCED AND DEFERRED RENT AMOUNTS AND THAT IT WILL DO SO IN THE FUTURE. IN FACT, SINCE ITS FORMATION TA HAS NOT PRODUCED CONSISTENT OPERATING PROFITS. IF THE U.S. ECONOMY DOES NOT IMPROVE FROM CURRENT LEVELS OF COMMERCIAL ACTIVITY IN A REASONABLE TIME PERIOD, IF THE PRICE OF DIESEL FUEL INCREASES SIGNIFICANTLY OR FOR VARIOUS OTHER REASONS, TA MAY BECOME UNABLE TO PAY THE REDUCED AND DEFERRED RENTS DUE TO US;

- THE DESCRIPTION OF OUR NEGOTIATIONS WITH MARRIOTT AND INTERCONTINENTAL MAY IMPLY THAT WE WILL REACH AGREEMENT TO MODIFY CERTAIN OF OUR HOTEL OPERATING AGREEMENTS. IN FACT, THESE NEGOTIATIONS ARE COMPLEX AND THE PARTIES HAVE CONFLICTING OBJECTIVES. ACCORDINGLY, WE CAN PROVIDE NO ASSURANCE AS TO WHETHER ANY MODIFICATION AGREEMENTS WILL BE ACHIEVED;

- WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING TERMS, MANAGEMENT AGREEMENTS OR LEASE TERMS FOR NEW PROPERTIES; AND

- WE ARE CONSIDERING SELLING CERTAIN HOTELS. IN FACT, WE MAY BE UNABLE TO SELL ANY OF THE HOTELS WE DECIDE TO SELL OR MAY SELL THE HOTELS AT AMOUNTS THAT ARE LESS THAN THEIR CARRYING VALUES. FURTHERMORE, POSSIBLE IMPLICATIONS OF DECISIONS MAY BE THAT WE HAVE DECIDED NOT TO SELL OTHER HOTELS OR THAT IMPAIRMENT LOSSES OR LOSSES WHEN OTHER HOTELS ARE SOLD MAY NOT OCCUR. IN FACT, WE MAY DECIDE TO SELL OTHER HOTELS AND A DECISION TO SELL OTHER HOTELS MAY RESULT IN IMPAIRMENT LOSSES.

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH ARE BEYOND OUR CONTROL, SUCH AS NATURAL DISASTERS OR CHANGES IN OUR PROPERTIES, MANAGERS' OR TENANTS' REVENUES OR COSTS, OR CHANGES IN CAPITAL MARKETS OR THE ECONOMY GENERALLY.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING UNDER "RISK FACTORS", IN OUR PERIODIC REPORTS, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS. OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION ARE AVAILABLE ON ITS WEBSITE AT WWW.SEC.GOV.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON FORWARD LOOKING STATEMENTS.

EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

CORPORATE INFORMATION

The Company:

Hospitality Properties Trust, or HPT, we, or us, is a real estate investment trust, or REIT. As of March 31, 2011, we owned 289 hotels and 185 travel centers located in 44 states, Puerto Rico and Canada. At March 31, 2011, our properties were operated by other companies under 13 long term management or lease agreements. We are the only investment grade rated, publicly owned hospitality REIT in the country and we are currently included in a number of financial indices, including the S&P MidCap 400 Index, the Russell 1000 Index, the MSCI U.S. REIT Index, the FTSE EPRA/NAREIT United States Index and the S&P REIT Composite Index.

Management:

HPT is managed by Reit Management & Research LLC, or RMR. RMR is a private company which was founded in 1986 to manage public investments in real estate. As of March 31, 2011, RMR managed a large portfolio of publicly owned real estate, including approximately 1,400 properties located in 46 states, Washington, D.C., Puerto Rico, Canada and Australia. RMR has approximately 660 employees in its headquarters and regional offices located throughout the U.S. In addition to managing HPT, RMR also manages CommonWealth REIT, a publicly traded REIT that primarily owns office and industrial properties, Senior Housing Properties Trust, or SNH, a publicly traded REIT that primarily owns healthcare, senior living and medical office buildings, and Government Properties Income Trust, a publicly traded REIT that primarily owns buildings majority leased to government tenants located throughout the U.S. RMR also provides management services to Five Star Quality Care, Inc., a healthcare services company which is a tenant of SNH, and TravelCenters of America LLC, or TA, an operator of travel centers, which is our largest tenant. An affiliate of RMR, RMR Advisors, Inc., is the investment manager of mutual funds which principally invest in securities of unaffiliated real estate companies. The public companies managed by RMR and its affiliates had combined total gross assets of approximately $18.2 billion as of March 31, 2011. We believe that being managed by RMR is a competitive advantage for HPT because RMR provides us with a depth and quality of management and experience which may be unequaled in the real estate industry. We also believe RMR provides management services to HPT at costs that are lower than we would have to pay for similar quality services.

Strategy:

Our business strategy is to maintain and grow a portfolio of hotels and travel centers operated by qualified managers. Our properties are managed or leased under long term agreements that provide us cash flows in the form of returns and rents. We also seek to participate in operating improvements at our properties by charging rent increases based upon percentages of gross revenue increases at our properties and by participating in hotel profits in excess of the minimum returns due to us at our managed hotels. Generally, we prefer to include multiple properties in one lease or management contract because we believe a single operating agreement for multiple properties in diverse locations enhances the stability of our cash flows. When we buy individual properties we usually add those properties to a combination lease or management agreement for other properties that we own. We have in the past considered investing in other types of properties as well as other strategic initiatives; and we may do so again in the future. We believe we have a conservative capital structure and we limit the amount of debt financing we use. We do not have any off balance sheet investments in real estate entities.

Stock Exchange Listing:

New York Stock Exchange

Trading Symbols:

Common Shares -- HPT
Preferred Shares Series B -- HPT-B
Preferred Shares Series C -- HPT-C

Senior Unsecured Debt Ratings:

Standard & Poor's -- BBB-
Moody's -- Baa2

Corporate Headquarters:

Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 964-8389
(f) (617) 969-5730

Portfolio Data by Manager (as of 3/31/11) ($ in 000s):

Manager	Number of Properties	Number of Rooms/ Suites [1]	Percent of Number of Rooms/ Suites [1]	Investment [2]	Percent of Total Investment	Annualized Minimum Return / Rent	Percent of Total Minimum Return / Rent
InterContinental [3][4]	131	20,140	47%	$ 1,794,928	27%	$ 153,681	28%
Marriott International	125	17,920	42%	1,705,367	26%	173,401	31%
Hyatt	22	2,724	6%	301,942	5%	22,037	4%
Carlson	11	2,096	5%	202,251	3%	12,920	2%
TA [5][6]	185	N/A	N/A	2,553,313	39%	194,325	35%
Total	474	42,880	100%	$ 6,557,801	100%	$ 556,364	100%

Operating Statistics by Operating Agreement (Q1 2011) ($ in 000s):

Operating Agreement	Number of Properties	Number of Rooms/ Suites [1]	Annualized Minimum Return / Rent	Percent of Total Minimum Return / Rent	Coverage [7] Q1	Coverage [7] LTM	RevPAR Change [8] Q1	RevPAR Change [8] LTM
InterContinental (no. 1)	31	3,844	$ 37,882	7%	0.75x	0.77x	7.3%	6.0%
InterContinental (no. 2)	76	9,220	50,000	9%	0.72x	0.74x	11.6%	9.0%
InterContinental (no. 3) [3]	14	4,139	44,258	8%	0.65x	0.64x	7.6%	4.2%
InterContinental (no. 4) [4]	10	2,937	21,541	4%	0.61x	0.38x	13.4%	7.4%
Marriott (no. 1)	53	7,610	66,188	12%	0.62x	0.73x	5.8%	4.3%
Marriott (no. 2)	18	2,178	25,010	4%	0.35x	0.63x	-1.5%	2.9%
Marriott (no. 3)	34	5,020	44,199	8%	0.48x	0.63x	1.7%	1.3%
Marriott (no. 4)	19	2,756	28,509	5%	0.82x	0.71x	8.2%	7.4%
Marriott (no. 5)	1	356	9,495	2%	0.27x	0.22x	20.2%	31.1%
Hyatt	22	2,724	22,037	4%	0.78x	0.75x	7.4%	7.0%
Carlson	11	2,096	12,920	2%	0.63x	0.61x	9.7%	6.7%
TA (no. 1) [5][6]	145	N/A	140,165	25%	1.21x	1.38x	N/A	N/A
TA (no. 2) [5]	40	N/A	54,160	10%	1.17x	1.26x	N/A	N/A
Total / Average	474	42,880	$ 556,364	100%			7.5%	5.9%

(1) Eighteen (18) of our TA properties include hotels. The rooms associated with these hotels have been excluded from total number of rooms.

(2) Represents historical cost of properties plus capital improvements funded by us and excludes impairment writedowns and capital improvements made from FF&E reserves funded from hotel operations.

(3) A decision has been made to pursue the sale of certain hotels included in our InterContinental No. 3 agreement, the information provided in this table includes these hotels.

(4) A decision has been made to pursue the sale of certain hotels included in our InterContinental No. 4 agreement, the information provided in this table includes these hotels.

(5) Effective January 1, 2011, we entered a lease amendment agreement with TA that reduced the minimum rent payable by TA to us under the TA No. 1 and TA No. 2 leases. TA rents presented in this report represent their contractual obligations under the amended leases. Under the amendment agreement, the minimum rent payable by TA under the TA No. 1 lease increases to $140,139 on February 1, 2012. In addition to the minimum rent, TA remains obligated to pay us ground rent of approximately $5,026 per year.

(6) In addition to minimum rents, the minimum rent amount presented for the TA No. 1 lease includes approximately $5,026 of ground rent due to us from TA.

(7) We define coverage as combined total property sales minus all property level expenses which are not subordinated to minimum payments to us and the required FF&E reserve contributions, divided by the minimum return or minimum rent payments due to us. TA rent coverage ratios have been calculated based upon the contractual rent amounts in place during the periods presented (see Notes 5 & 6).

(8) We define RevPAR as hotel room revenue per day per available room. RevPar change is the RevPar percentage change in the periods ended March 31, 2011 over the comparable year earlier periods.

Hospitality Properties Trust
Supplemental Operating and Financial Data
March 31, 2011

INVESTOR INFORMATION

Board of Trustees

Senior Management

John G. Murray
President and Chief Operating Officer

Mark L. Kleifges
Treasurer and Chief Financial Officer

Ethan S. Bornstein
Senior Vice President

Contact Information

Investor Relations
Hospitality Properties Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 964-8389
(f) (617) 969-5730
(email) info@hptreit.com
(website) www.hptreit.com

Inquiries
Financial inquiries should be directed to Mark L. Kleifges, Treasurer and Chief Financial Officer, at (617) 964-8389 or mkleifges@reitmr.com.

Investor and media inquiries should be directed to Timothy A. Bonang, Vice President of Investor Relations, at (617) 796-8232 or tbonang@hptreit.com.

Hospitality Properties Trust
Supplemental Operating and Financial Data
March 31, 2011

RESEARCH COVERAGE

Equity Research Coverage

Baird
David Loeb
(414) 765-7063

Citadel Securities
Bryan Maher
(646) 403-8385

Janney Montgomery Scott
Daniel Donlan
(215) 665-6476

Keefe, Bruyette & Woods
Smedes Rose
(212) 887-3696

Morgan Stanley
Ryan Meliker
(212) 761-7079

RBC
Mike Salinsky
(216) 378-7627

Stifel Nicolaus
Rod Petrik
(410) 454-4131

Wells Fargo Securities
Jeffrey Donnelly
(617) 603-4262

Debt Research Coverage

Credit Suisse
John Giordano
(212) 538-4935

Wells Fargo Securities
Thierry Perrein
(704) 715-8455

Rating Agencies

Moody's Investors Service
Maria Maslovsky
(212) 553-4831

Standard and Poor's
Beth Campbell
(212) 438-2415

HPT is followed by the analysts and its publicly held debt is rated by the rating agencies listed above. Please note that any opinions, estimates or forecasts regarding HPT's performance made by these analysts or agencies do not represent opinions, forecasts or predictions of HPT or its management. HPT does not by its reference above imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts or agencies.

FINANCIAL INFORMATION

Hospitality Properties Trust
Supplemental Operating and Financial Data
March 31, 2011

KEY FINANCIAL DATA
(amounts in thousands, except per share data)

	As of and For the Three Months Ended				
	3/31/2011	12/31/2010	9/30/2010	6/30/2010	3/31/2010
Shares Outstanding:					
Common shares outstanding (at end of period)	123,444	123,444	123,444	123,390	123,380
Weighted average common shares outstanding - basic and diluted [1]	123,444	123,444	123,399	123,389	123,380
Common Share Data:					
Price at end of period	$ 23.15	$ 23.04	$ 22.33	$ 21.10	$ 23.95
High during period	$ 25.94	$ 24.73	$ 22.63	$ 28.32	$ 25.08
Low during period	$ 21.79	$ 21.34	$ 18.99	$ 20.60	$ 21.09
Annualized dividends declared per share [2]	$ 1.80	$ 1.80	$ 1.80	$ 1.80	$ 1.80
Annualized dividend yield (at end of period) [2]	7.8%	7.8%	8.1%	8.5%	7.5%
Annualized funds from operation (FFO) multiple (at end of period) [8]	7.0x	6.8x	6.8x	6.5x	7.8x
Selected Balance Sheet Data:					
Total assets	$ 5,169,082	$ 5,192,286	$ 5,329,970	$ 5,327,894	$ 5,499,826
Total liabilities	$ 2,312,958	$ 2,332,045	$ 2,314,249	$ 2,301,884	$ 2,431,376
Real estate	$ 6,130,936	$ 6,259,147	$ 6,364,534	$ 6,418,948	$ 6,437,353
Total debt / real estate	34.8%	33.7%	32.8%	32.0%	34.1%
Market Capitalization:					
Total debt (book value)	$ 2,135,551	$ 2,111,223	$ 2,089,541	$ 2,053,862	$ 2,194,955
Plus: market value of preferred shares (at end of period)	397,255	393,039	400,684	370,164	371,892
Plus: market value of common shares (at end of period)	2,857,729	2,844,150	2,756,505	2,603,529	2,954,951
Total market capitalization	$ 5,390,535	$ 5,348,412	$ 5,246,730	$ 5,027,555	$ 5,521,798
Total debt / total market capitalization	39.6%	39.5%	39.8%	40.9%	39.8%
Book Capitalization:					
Total debt	$ 2,135,551	$ 2,111,223	$ 2,089,541	$ 2,053,862	$ 2,194,955
Plus: total shareholders' equity	2,856,124	2,860,241	3,015,721	3,026,010	3,068,450
Total book capitalization	$ 4,991,675	$ 4,971,464	$ 5,105,262	$ 5,079,872	$ 5,263,405
Total debt / total book capitalization	42.8%	42.5%	40.9%	40.4%	41.7%
Selected Income Statement Data:					
Total revenues [3][4]	$ 281,984	$ 267,791	$ 281,198	$ 282,391	$ 254,108
EBITDA [5]	$ 143,574	$ 143,586	$ 142,957	$ 143,066	$ 139,582
Net income (loss) available for common shareholders [3][4][6][7]	$ 45,578	$ (100,426)	$ 42,762	$ 15,740	$ 33,395
FFO available for common shareholders [3][4][8]	$ 102,433	$ 104,537	$ 101,134	$ 100,024	$ 94,266
Common distributions declared [2]	$ 55,550	$ 55,550	$ 55,550	$ 55,526	$ 55,521
Per Share Data:					
Net income (loss) available for common shareholders [3][4][6][7]	$ 0.37	$ (0.81)	$ 0.35	$ 0.13	$ 0.27
FFO available for common shareholders [3][4][8]	$ 0.83	$ 0.85	$ 0.82	$ 0.81	$ 0.76
Common distributions declared [2]	$ 0.45	$ 0.45	$ 0.45	$ 0.45	$ 0.45
FFO payout ratio	54.2%	53.1%	54.9%	55.5%	58.9%
Coverage Ratios:					
EBITDA [5] / interest expense	4.3x	4.3x	4.3x	4.1x	3.8x
EBITDA [5] / interest expense and preferred distributions	3.5x	3.5x	3.5x	3.4x	3.1x
Total Debt / Annualized EBITDA [5]	3.7x	3.7x	3.7x	3.6x	3.9x

(1) We had no outstanding dilutive common share equivalents during the periods presented.

(2) A regular quarterly common dividend of $0.45 per share ($1.80 per share per year) was declared and paid in each of the quarters presented.

(3) Rental income for the quarters ended December 31, 2010, September 30, 2010, June 30, 2010 and March 31, 2010 includes $4,200, or $0.03 per share, $3,750, or $0.03 per share, $3,300, or $0.03 per share, and $2,850, or $0.02 per share, of interest earned under the terms of the rent deferral agreement with TA, respectively.

(4) Includes for the quarters ended December 31, 2010, September 30, 2010, June 30, 2010 and March 31, 2010, a $15,000, or $0.12 per share, rent deferral by TA. We have not recognized the deferred rent as revenue due to uncertainties regarding future payment of the deferred rent by TA.

(5) See Exhibit A for the calculation of EBITDA.

(6) Includes for the quarter ended June 30, 2010 a $6,720, or $0.05 per share, loss on extinguishment of debt relating to the purchase of some of our 3.8% convertible senior notes due 2027.

(7) Includes for the quarter ended December 31, 2010 a $147,297, or $1.19 per share, net loss on asset impairment, and includes for the quarter ended June 30, 2010 a $16,384, or $0.13 per share, loss on asset impairment.

(8) See Exhibit B for the calculation of FFO.

Hospitality Properties Trust
Supplemental Operating and Financial Data
March 31, 2011

CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	As of March 31, 2011	As of December 31, 2010
ASSETS		
Real estate properties:		
Land	$ 1,377,074	$ 1,377,074
Buildings, improvements and equipment	4,753,862	4,882,073
	6,130,936	6,259,147
Accumulated depreciation	(1,264,319)	(1,370,592)
	4,866,617	4,888,555
Cash and cash equivalents	16,118	4,882
Restricted cash (FF&E reserve escrow)	59,919	80,621
Other assets, net	226,428	218,228
	$ 5,169,082	$ 5,192,286
LIABILITIES AND SHAREHOLDERS' EQUITY		
Revolving credit facility	$ 171,000	$ 144,000
Senior notes, net of discounts	1,886,740	1,886,356
Convertible senior notes, net of discounts	77,811	77,484
Mortgage payable	-	3,383
Security deposits	89,170	105,859
Accounts payable and other liabilities	80,512	107,297
Due to affiliate	2,971	2,912
Dividends payable	4,754	4,754
Total liabilities	2,312,958	2,332,045
Commitments and contingencies		
Shareholders' equity:		
Preferred shares of beneficial interest; no par value;		
100,000,000 shares authorized:		
Series B preferred shares; 8 7/8% cumulative redeemable;		
3,450,000 shares issued and outstanding, aggregate		
liquidation preference $86,250	83,306	83,306
Series C preferred shares; 7% cumulative redeemable;		
12,700,000 shares issued and outstanding, aggregate		
liquidation preference $317,500	306,833	306,833
Common shares of beneficial interest, $0.01 par value;		
150,000,000 shares authorized; 123,444,235 shares		
issued and outstanding	1,234	1,234
Additional paid in capital	3,462,169	3,462,169
Cumulative net income	2,095,561	2,042,513
Cumulative other comprehensive income	8,086	2,231
Cumulative preferred distributions	(190,871)	(183,401)
Cumulative common distributions	(2,910,194)	(2,854,644)
Total shareholders' equity	2,856,124	2,860,241
	$ 5,169,082	$ 5,192,286

Hospitality Properties Trust
Supplemental Operating and Financial Data
March 31, 2011
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)

	For the Three Months Ended	
	3/31/2011	3/31/2010
Revenues:		
Hotel operating revenues [1]	$ 197,537	$ 169,307
Rental income [1][2]	79,533	79,486
FF&E reserve income [3]	4,914	5,315
Total revenues	281,984	254,108
Expenses:		
Hotel operating expenses [1]	129,753	105,400
Depreciation and amortization	56,314	60,537
General and administrative	9,264	9,582
Total expenses	195,331	175,519
Operating income	86,653	78,589
Interest income	29	150
Interest expense (including amortization of deferred financing costs and debt discounts of $1,501, and $2,405, respectively)	(33,339)	(36,905)
Equity in earnings (losses) of an investee	37	(28)
Income before income taxes	53,380	41,806
Income tax expense	(332)	(941)
Net income	53,048	40,865
Preferred distributions	(7,470)	(7,470)
Net income available for common shareholders	$ 45,578	$ 33,395
Weighted average common shares outstanding	123,444	123,380
Basic and diluted net income per common share:		
Net income available for common shareholders	$ 0.37	$ 0.27

See notes to condensed consolidated statements of income on page 14.

Hospitality Properties Trust
Supplemental Operating and Financial Data
March 31, 2011

NOTES TO CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)

(1) At March 31, 2011, each of our 289 hotels was included in one of 11 operating agreements; 215 of these hotels are leased to our taxable REIT subsidiaries and managed by independent hotel operating companies and 74 are leased to third parties. Our 185 travel centers are leased under two agreements. Our consolidated statements of income include hotel operating revenues and expenses of managed hotels and rental income from our leased hotels and travel centers. Certain of our managed hotel portfolios had net operating results that were, in the aggregate, $21,117 and $28,590 less than the minimum returns due to us in the three months ended March 31, 2011 and 2010, respectively. We reflect these amounts in our consolidated statements of income as a reduction to hotel operating expenses when the minimum returns were funded by the manager of these hotels under the terms of our operating agreements or applied from security deposits we hold.

(2) Effective January 1, 2011, we entered a lease amendment with TA that reduced the annual minimum rent payable by TA to us under the TA No. 1 and TA No. 2 leases to $135,139 and $54,160, respectively. Under the amendment, the minimum rent payable by TA under the TA No. 1 lease increases to $140,139 on February 1, 2012. Rental income for the three months ended March 31, 2011 includes approximately $1,204 of straight line rent related to our TA No. 1 lease. In addition to the minimum rent, TA remains obligated to pay us ground rent of approximately $5,026 per year.

(3) Various percentages of total sales at our hotels are escrowed as reserves for future renovations or refurbishment, or FF&E reserve escrows. We own all the FF&E reserve escrows for our hotels. We report deposits by our third party tenants into the escrow accounts as FF&E reserve income. We do not report the amounts which are escrowed as FF&E reserves for our managed hotels as FF&E reserve income.

Hospitality Properties Trust
Supplemental Operating and Financial Data
March 31, 2011

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the Three Months Ended	
	3/31/2011	3/31/2010
Cash flows from operating activities:		
Net income	$ 53,048	$ 40,865
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation and amortization	56,314	60,537
Amortization of deferred financing costs and debt discounts as interest	1,501	2,405
Straight line rental income	(1,216)	-
Security deposits applied to payment shortfalls	(16,704)	(9,516)
FF&E reserve income and deposits	(14,767)	(13,051)
Equity in (earnings) losses of an investee	(37)	28
Other non-cash (income) expense, net	(628)	(517)
Change in assets and liabilities:		
Increase in other assets	(1,898)	(2,088)
Decrease in accounts payable and other liabilities	(19,179)	(19,699)
Increase in due to affiliate	59	58
Cash provided by operating activities	56,493	59,022
Cash flows from investing activities:		
Real estate acquisitions and improvements	-	(1,796)
FF&E reserve fundings	(5,854)	(7,656)
Investment in Affiliates Insurance Company	-	(20)
Cash used in investing activities	(5,854)	(9,472)
Cash flows from financing activities:		
Repayment of mortgage payable	(3,383)	-
Draws on revolving credit facility	60,000	-
Repayments of revolving credit facility	(33,000)	-
Distributions to preferred shareholders	(7,470)	(7,470)
Distributions to common shareholders	(55,550)	(55,521)
Cash used in financing activities	(39,403)	(62,991)
Increase (decrease) in cash and cash equivalents	11,236	(13,441)
Cash and cash equivalents at beginning of period	4,882	130,399
Cash and cash equivalents at end of period	$ 16,118	$ 116,958
Supplemental cash flow information:		
Cash paid for interest	$ 54,419	$ 60,164
Cash paid for income taxes	104	28
Non-cash investing activities:		
Property managers' deposits in FF&E reserve	$ 12,309	$ 11,521
Property managers' purchases with FF&E reserve	(38,865)	(10,691)

Hospitality Properties Trust
Supplemental Operating and Financial Data
March 31, 2011

SEGMENT INFORMATION

(in thousands)

	For the Three Months Ended March 31, 2011			
	Hotels	Travel Centers	Corporate	Consolidated
Hotel operating revenues	$ 197,537	$ -	$ -	$ 197,537
Rental income	29,701	49,832	-	79,533
FF&E reserve income	4,914	-	-	4,914
Total revenues	232,152	49,832	-	281,984
Hotel operating expenses	129,753	-	-	129,753
Depreciation and amortization expense	36,463	19,851	-	56,314
General and administrative expense	-	-	9,264	9,264
Total expenses	166,216	19,851	9,264	195,331
Operating income (loss)	65,936	29,981	(9,264)	86,653
Interest income	-	-	29	29
Interest expense	-	-	(33,339)	(33,339)
Equity in earnings of an investee	-	-	37	37
Income (loss) before income taxes	65,936	29,981	(42,537)	53,380
Income tax expense	-	-	(332)	(332)
Net income (loss)	$ 65,936	$ 29,981	$ (42,869)	$ 53,048

	For the Three Months Ended March 31, 2010			
	Hotels	Travel Centers	Corporate	Consolidated
Hotel operating revenues	$ 169,307	$ -	$ -	$ 169,307
Rental income	35,764	43,722	-	79,486
FF&E reserve income	5,315	-	-	5,315
Total revenues	210,386	43,722	-	254,108
Hotel operating expenses	105,400	-	-	105,400
Depreciation and amortization expense	40,481	20,056	-	60,537
General and administrative expense	-	-	9,582	9,582
Total expenses	145,881	20,056	9,582	175,519
Operating income (loss)	64,505	23,666	(9,582)	78,589
Interest income	-	-	150	150
Interest expense	-	-	(36,905)	(36,905)
Equity in losses of an investee	-	-	(28)	(28)
Income (loss) before income taxes	64,505	23,666	(46,365)	41,806
Income tax expense	-	-	(941)	(941)
Net income (loss)	$ 64,505	$ 23,666	$ (47,306)	$ 40,865

	As of March 31, 2011			
	Hotels	Travel Centers	Corporate	Consolidated
Total assets	$ 2,946,699	$ 2,192,464	$ 29,919	$ 5,169,082

16

Hospitality Properties Trust
Supplemental Operating and Financial Data
March 31, 2011

DEBT SUMMARY

(dollars in thousands)

	Interest Rate		Principal Balance	Maturity Date	Years to Maturity
Unsecured Debt:					
Unsecured Floating Rate Debt:					
Revolving credit facility (LIBOR + 55 bps) [(1)]	0.800%	$	171,000	10/24/11	0.6
Unsecured Fixed Rate Debt:					
Senior notes due 2012	6.850%		100,829	07/15/12	1.3
Senior notes due 2013	6.750%		287,000	02/15/13	1.9
Senior notes due 2014	7.875%		300,000	08/15/14	3.4
Senior notes due 2015	5.125%		280,000	02/15/15	3.9
Senior notes due 2016	6.300%		275,000	06/15/16	5.2
Senior notes due 2017	5.625%		300,000	03/15/17	6.0
Senior notes due 2018	6.700%		350,000	01/15/18	6.8
Convertible senior notes due 2027	3.800%		79,054	03/15/27 [(2)]	16.0
Total / weighted average unsecured fixed rate debt	6.334%	$	1,971,883		4.9
Weighted average unsecured floating rate debt / total	0.800%		171,000		0.6
Weighted average unsecured fixed rate debt / total	6.334%		1,971,883		4.9
Weighted average debt / total	5.893%	$	2,142,883		4.5

(1) Represents amounts outstanding on our $750 million revolving credit facility at March 31, 2011. Interest rate is as of March 31, 2011.

(2) The convertible senior notes are convertible, if certain conditions are met (including certain changes in control), into cash equal to the principal amount of the notes and, to the extent the market price of our common shares exceeds the initial exchange price of $50.50 per share, subject to adjustment, either cash or our common shares at our option with a value based on such excess amount. Holders of our convertible senior notes may require us to repurchase all or a portion of the notes on March 20, 2012, March 15, 2017 and March 15, 2022, or upon the occurrence of certain change in control events prior to March 20, 2012.

Hospitality Properties Trust
Supplemental Operating and Financial Data
March 31, 2011

DEBT MATURITY SCHEDULE

(dollars in thousands)

Year	Unsecured Floating Rate Debt	Unsecured Fixed Rate Debt	Total
2011	$ 171,000 [1]	$ -	$ 171,000
2012	-	100,829	100,829
2013	-	287,000	287,000
2014	-	300,000	300,000
2015	-	280,000	280,000
2016	-	275,000	275,000
2017	-	300,000	300,000
2018	-	350,000	350,000
2027	-	79,054 [2]	79,054
	$ 171,000	$ 1,971,883	$ 2,142,883

(1) Represents amounts outstanding on our $750 million revolving credit facility which matures on October 24, 2011.

(2) The convertible senior notes are convertible, if certain conditions are met (including certain changes in control), into cash equal to the principal amount of the notes and, to the extent the market price of our common shares exceeds the initial exchange price of $50.50 per share, subject to adjustment, either cash or our common shares at our option with a value based on such excess amount. Holders of our convertible senior notes may require us to repurchase all or a portion of the notes on March 20, 2012, March 15, 2017 and March 15, 2022, or upon the occurrence of certain change in control events prior to March 20, 2012.

Hospitality Properties Trust
Supplemental Operating and Financial Data
March 31, 2011

LEVERAGE RATIOS, COVERAGE RATIOS AND PUBLIC DEBT COVENANTS

	As of and For the Three Months Ended				
	3/31/2011	12/31/2010	9/30/2010	6/30/2010	3/31/2010
Leverage Ratios:					
Total debt / total assets	41.3%	40.7%	39.2%	38.5%	39.9%
Total debt / real estate assets	34.8%	33.7%	32.8%	32.0%	34.1%
Total debt / total market capitalization	39.6%	39.5%	39.8%	40.9%	39.8%
Total debt / total book capitalization	42.8%	42.5%	40.9%	40.4%	41.7%
Secured debt / total assets	0.0%	0.1%	0.1%	0.1%	0.1%
Variable rate debt / total debt	8.0%	6.8%	5.9%	1.9%	0.0%
Coverage Ratios:					
EBITDA [1] / interest expense	4.3x	4.3x	4.3x	4.1x	3.8x
EBITDA [1] / interest expense and preferred distributions	3.5x	3.5x	3.5x	3.4x	3.1x
Total debt / annualized EBITDA [1]	3.7x	3.7x	3.7x	3.6x	3.9x
Public Debt Covenants: [2]					
Total debt / adjusted total assets - allowable maximum 60.0%	33.2%	32.1%	32.1%	31.7%	33.4%
Secured debt / adjusted total assets - allowable maximum 40.0%	0.0%	0.1%	0.1%	0.1%	0.1%
Consolidated income available for debt service / debt service - required minimum 1.50x	3.98x	4.10x	3.98x	3.83x	3.64x
Total unencumbered assets to unsecured debt - required minimum 150% / 200%	301.6%	311.6%	311.6%	315.1%	300.0%

(1) See Exhibit A for the calculation of EBITDA.

(2) Adjusted total assets and unencumbered assets include original cost of real estate assets and acquisition costs less impairment write downs and exclude depreciation and amortization, accounts receivable and intangible assets. Consolidated income available for debt service is earnings from operations excluding interest expense, depreciation and amortization, loss on asset impairment, unrealized appreciation on assets held for sale, gains and losses on extinguishment of debt, gains and losses on sales of property and amortization of deferred charges. Debt service excludes non-cash interest related to our convertible senior notes.

Hospitality Properties Trust
Supplemental Operating and Financial Data
March 31, 2011

FF&E RESERVE ESCROWS [1]

(dollars in thousands)

	For the Three Months Ended				
	3/31/2011	12/31/2010	9/30/2010	6/30/2010	3/31/2010
FF&E reserves (beginning of period)	$ 80,621	$ 66,781	$ 41,526	$ 33,569	$ 25,083
Manager deposits	12,309	15,322	17,301	16,487	11,521
HPT fundings [2]:					
Marriott No. 1	3,452	27,032	26,572	6,054	4,725
Marriott No. 2	2,402	15,780	11,435	3,287	2,931
Hotel improvements	(38,865)	(44,294)	(30,053)	(17,871)	(10,691)
FF&E reserves (end of period)	$ 59,919	$ 80,621	$ 66,781	$ 41,526	$ 33,569

(1)   Generally, each of our hotel operating agreements require the deposit of a percentage of gross hotel revenues into escrows to fund periodic hotel renovations, or FF&E reserves. For recently built or renovated hotels, this requirement may be deferred for a period. We own all the FF&E reserve escrows for our hotels.

(2)   Represents FF&E reserve deposits not funded by hotel operations, but separately funded by us. The operating agreements for our hotels generally provide that, if necessary, we will provide FF&E funding in excess of escrowed reserves. To the extent we make such fundings, our contractual minimum returns or rent generally increase by a percentage of the amounts we fund.

Hospitality Properties Trust
Supplemental Operating and Financial Data
March 31, 2011

ACQUISITIONS AND DISPOSITIONS INFORMATION SINCE JANUARY 1, 2011

(dollars in thousands)

2011 ACQUISITIONS (through 3/31/2011):

Date Acquired	Properties	Brand	Location	Number of Rooms / Suites	Operating Agreement	Purchase Price	Purchase Price per Room / Suite

There were no acquisitions during the three months ended March 31, 2011.

2011 DISPOSITIONS (through 3/31/2011):

Date Disposed	Properties	Brand	Location	Number of Rooms / Suites	Operating Agreement	Sales Price	Sales Price per Room / Suite

There were no dispositions during the three months ended March 31, 2011. We have decided to pursue the sale of four hotels: our Crowne Plaza® hotels in Hilton Head, SC and Dallas, TX, our Holiday Inn® hotel in Memphis, TN and our Staybridge Suites® hotel in Dallas, TX.

OPERATING AGREEMENTS
AND PORTFOLIO INFORMATION

SUMMARY OF OPERATING AGREEMENTS

(dollars in thousands)

Operating Agreement	Marriott (No. 1)	Marriott (No. 2) [1]	Marriott (No. 3)	Marriott (No. 4)	Marriott (No. 5)	InterContinental (No. 1)	InterContinental (No. 2)
Number of Properties	53	18	34	19	1	31	76
Number of Rooms / Suites	7,610	2,178	5,020	2,756	356	3,844	9,220
Property Brands	Courtyard by Marriott®	Residence Inn by Marriott®	Marriott® / Residence Inn by Marriott® / Courtyard by Marriott® / TownePlace Suites by Marriott® / SpringHill Suites by Marriott®	Residence Inn by Marriott® / Courtyard by Marriott® / TownePlace Suites by Marriott® / SpringHill Suites by Marriott®	Marriott®	Staybridge Suites®	Candlewood Suites®
Number of States	24	14	14	14	1	16	29
Tenant	Subsidiary of Host Hotels & Resorts	Our TRS	Our TRS	Subsidiary of Barceló Crestline	Subsidiary of Marriott International	Our TRS	Our TRS
Manager	Subsidiary of Marriott International	Subsidiary of Marriott International	Subsidiaries of Marriott International	Subsidiaries of Marriott International	Subsidiary of Marriott International	Subsidiary of InterContinental	Subsidiary of InterContinental
Investment [2]	$663,263	$250,284	$427,520	$274,222	$90,078	$436,708	$590,971
End of Current Term	2012	2020	2019	2015	2019	2031	2028
Renewal Options [3]	3 for 12 years each [4]	2 for 15 years each	2 for 15 years each	2 for 10 years each	4 for 15 years each	2 for 12.5 years each	2 for 15 years each
Annual Minimum Return / Minimum Rent [5]	$66,188	$25,010	$44,199	$28,509	$9,495	$37,882	$50,000
Additional Return	--	50% of excess cash flow [6]	$711 [6]	--	--	--	$10,000 [6]
Percentage Return / Rent [7]	5% of revenues above 1994/95 revenues	--	7% of revenues above 2000/01 revenues	7% of revenues above 1999/2000 revenues	CPI based calculation	7.5% of revenues above 2004/06/08 revenues	7.5% of revenues above 2006/07 revenues
Security Deposit	$50,540	--	$5,074 [8]	5,779 [9]	--	$27,708 [10]	$27,708 [10]
Other Security Features	HPT controlled lockbox with minimum balance maintenance requirement; tenant minimum net worth requirement	--	--	Tenant minimum net worth requirement	Marriott guarantee; parent minimum net worth requirement	Limited guarantee provided by InterContinental; parent minimum net worth requirement [10]	Limited guarantee provided by InterContinental; parent minimum net worth requirement [10]

(1) Our lease with Host Hotels & Resorts Inc., or Host, expired on December 31, 2010 and we returned the $17,220 security deposit to Host as required under the agreement. On January 1, 2011, we began leasing the hotels to one of our TRSs and continued the previously existing hotel brand and management agreements with Marriott which expire in 2020. Payment to us of the minimum return under this agreement is subject to available cash flow.

(2) Represents historical cost of properties plus capital improvements funded by us and excludes impairment writedowns and capital improvements made from FF&E reserves funded from hotel operations.

(3) Renewal options may be exercised by the manager or tenant for all, but not less than all, of the properties within each combination of properties.

(4) In November 2010, Host notified us that it will not exercise its renewal option at the end of the current lease term. Assuming no default by Host, upon expiration of the agreement on December 31, 2012, we expect to return the $50,540 security deposit to Host, to lease the hotels to one of our TRSs and to continue the existing hotel brand and management agreements with Marriott, which expire in 2013.

(5) Each management agreement or lease provides for payment to us of an annual minimum return or minimum rent, respectively. Management fees are generally subordinated to these minimum payment amounts and certain minimum payments are subject to full or limited guarantees.

(6) These agreements provide for annual additional return payments to us of the amounts stated to the extent of available cash flow after payment of operating costs, funding of the FF&E reserve, payment of our minimum return and payment of certain management fees. These amounts are generally not guaranteed or secured by deposits.

(7) Certain of our management agreements and leases provide for payment to us of a percentage of increases in total sales over base year levels. Percentage returns under our management agreements are payable to us only to the extent of available cash flow, as defined in the agreements. The payment of percentage rent under our leases is not subject to available cash flow.

(8) The original amount of this security deposit was $36,203. As of March 31, 2011, we have applied $31,129 of the security deposit to cover deficiencies in the minimum rent paid by Marriott for this agreement. An additional $1,619 was applied in April and May 2011 to cover additional deficiencies in the minimum rent. As of May 8, 2011, the balance of this security deposit is $3,455.

(9) The original amount of this security deposit was $28,508. As of March 31, 2011, we have applied $22,729 of the security deposit to cover deficiencies in the minimum rent paid by Crestline for this agreement. An additional $932 was applied in April and May 2011 to cover additional deficiencies in the minimum rent and late charges. As of May 8, 2011, the balance of this security deposit is $4,847.

(10) The limited guarantee that secured InterContinental's obligations under the InterContinental No. 1, No. 2, No. 3 and No. 4 portfolios was fully exhausted in January 2011. In addition to the limited guarantee, a single deposit secures InterContinental's obligations under the InterContinental No. 1, No. 2, No. 3 and No. 4 portfolios. The original amount of this security deposit was $36,872. As of March 31, 2011, we have applied $9,164 of the security deposit to cover deficiencies in the minimum returns/rent paid by InterContinental for this agreement. An additional $8 was applied in April and May 2011 to cover additional deficiencies in the minimum returns/rent. As of May 8, 2011, the balance of this security deposit is $27,700.

SUMMARY OF OPERATING AGREEMENTS

(dollars in thousands)

Operating Agreement	InterContinental (No. 3)	InterContinental (No. 4)	Hyatt	Carlson	TA (No. 1)	TA (No. 2)	Total / Range / Average (all investments)
Number of Properties	14 [1]	10 [2]	22	11	145	40	474
Number of Rooms / Suites	4,139	2,937	2,724	2,096	[3]	--	42,880 [3]
Property Brands	InterContinental® / Crowne Plaza® / Holiday Inn® / Staybridge Suites®	Crowne Plaza® / Staybridge Suites®	Hyatt Place®	Radisson Hotels & Resorts® / Park Plaza® Hotels & Resorts / Country Inn & Suites by Carlson℠	TravelCenters of America®	Petro Stopping Centers®	16 Brands
Number of States	7 plus Ontario and Puerto Rico	5	14	7	39	25	44 plus Ontario and Puerto Rico
Tenant	Our TRS and a subsidiary of InterContinental	Our TRS	Our TRS	Our TRS	Subsidiary of TA	Subsidiary of TA	5 Tenants
Manager	Subsidiaries of InterContinental	Subsidiaries of InterContinental	Subsidiary of Hyatt	Subsidiary of Carlson	TA	TA	5 Managers
Investment [4]	$512,373	$254,876	$301,942	$202,251	$1,847,807	$705,506	6,557,801
End of Current Term	2029	2030	2030	2030	2022	2024	2010-2031
Renewal Options [5]	2 for 15 years each	2 for 15 years each	2 for 15 years each	2 for 15 years each	N/A	2 for 15 years each	--
Annual Minimum Return / Minimum Rent [6]	$44,258	$21,541	$22,037	$12,920	$140,165 [7]	$54,160 [7]	$556,364
Additional Return	$3,458 [8]	$1,750 [8]	50% of cash flow in excess of minimum return [9]	50% of cash flow in excess of minimum return [9]	--	--	$15,919
Percentage Return / Rent [10]	7.5% of revenues above 2006/07 revenues	7.5% of revenues above 2007 revenues	--	--	3% of non-fuel revenues and 0.3% of fuel revenues above 2011 revenues	3% of non-fuel revenues and 0.3% of fuel revenues above 2012 revenues	--
Security Deposit	$27,708 [11]	$27,708 [11]	--	--	--	--	$89,101
Other Security Features	Limited guarantee provided by InterContinental; parent minimum net worth requirement [11]	Limited guarantee provided by InterContinental; parent minimum net worth requirement [11]	Limited guarantee provided by Hyatt; parent minimum net worth requirement	Limited guarantee provided by Carlson; parent minimum net worth requirement	TA guarantee	TA guarantee	--

(1) A decision has been made to pursue the sale of two hotels included in this operating agreement: the Crowne Plaza® hotel in Hilton Head, SC and the Holiday Inn® hotel in Memphis, TN. Information provided in this table includes these hotels.

(2) A decision has been made to pursue the sale of two hotels included in this operating agreement: the Crowne Plaza® and the Staybridge Suites® hotels in Dallas, TX. Information provided in this table includes these hotels.

(3) Eighteen (18) of our TA properties include hotels. The rooms associated with these hotels have been excluded from total hotel rooms.

(4) Represents historical cost of properties plus capital improvements funded by us and excludes impairment writedowns and capital improvements made from FF&E reserves funded from hotel operations.

(5) Renewal options may be exercised by the manager or tenant for all, but not less than all, of the properties within each combination of properties.

(6) Each management agreement or lease provides for payment to us of an annual minimum return or minimum rent, respectively. Management fees are generally subordinated to these minimum payment amounts and certain minimum payments are subject to full or limited guarantees.

(7) Effective January 1, 2011, we entered a lease amendment with TA that reduced the minimum rent payable by TA to us under the TA No. 1 and TA No. 2 leases. TA rents presented in this report represent their contractual obligations under the amended leases. Under the amendment, the minimum rent payable by TA under the TA No. 1 lease increases to $145,223 on February 1, 2012. In addition to minimum rent, the amounts presented for the TA No. 1 lease includes approximately $5,026 of ground rent due to us from TA.

(8) These management agreements provide for annual additional return payment to us of the amounts stated to the extent of available cash flow after payment of operating costs, funding of the FF&E reserve, payment of our minimum return and payment of certain management fees. These amounts are not guaranteed or secured by deposits.

(9) These management agreements provide for payment to us of 50% of available cash flow after payment of operating costs, funding the FF&E reserve, payment of our minimum return and reimbursement to the managers of working capital and guaranty advances, if any.

(10) Certain of our management agreements and leases provide for payment to us of a percentage of increases in total sales over base year levels. Percentage returns under our management agreements are payable to us only to the extent of available cash flow, as defined in the agreements. The payment of percentage rent under our leases is not subject to available cash flow.

(11) The limited guarantee that secured InterContinental's obligations under the InterContinental No. 1, No. 2, No. 3 and No. 4 portfolios was fully exhausted in January 2011. In addition to the limited guarantee, a single deposit secures InterContinental's obligations under the InterContinental No. 1, No. 2, No. 3 and No. 4 portfolios. The original amount of this security deposit was $36,872. As of March 31, 2011, we have applied $9,164 of the security deposit to cover deficiencies in the minimum returns/rent paid by InterContinental for this agreement. An additional $8 was applied in April and May 2011 to cover additional deficiencies in the minimum returns/rent. As of May 8, 2011, the balance of this security deposit is $27,700.

PORTFOLIO BY OPERATING AGREEMENT, MANAGER AND BRAND

(dollars in thousands)

	Number of Properties	Percent of Number of Properties	Number of Rooms / Suites [1]	Percent of Number of Rooms / Suites [1]	Investment [2]	Percent of Investment	Investment per Room / Suite	Annual Minimum Return / Rent	Percent of Minimum Return / Rent
By Operating Agreement:									
InterContinental (no. 1)	31	7%	3,844	9%	$ 436,708	6%	$ 114	$ 37,882	7%
InterContinental (no. 2)	76	16%	9,220	21%	590,971	9%	64	50,000	9%
InterContinental (no. 3) [3]	14	3%	4,139	10%	512,373	8%	124	44,258	8%
InterContinental (no. 4) [4]	10	2%	2,937	7%	254,876	4%	87	21,541	4%
Marriott (no. 1)	53	11%	7,610	18%	663,263	10%	87	66,188	12%
Marriott (no. 2)	18	4%	2,178	5%	250,284	4%	115	25,010	4%
Marriott (no. 3)	34	7%	5,020	12%	427,520	7%	85	44,199	8%
Marriott (no. 4)	19	4%	2,756	6%	274,222	4%	100	28,509	5%
Marriott (no. 5)	1	-	356	1%	90,078	1%	253	9,495	2%
Hyatt	22	5%	2,724	6%	301,942	5%	111	22,037	4%
Carlson	11	2%	2,096	5%	202,251	3%	96	12,920	2%
TA (no. 1) [5]	145	31%	N/A	N/A	1,847,807	28%	N/A	140,165	25%
TA (no. 2) [5]	40	8%	N/A	N/A	705,506	11%	N/A	54,160	10%
Total	474	100%	42,880	100%	$ 6,557,801	100%	$ 93	$ 556,364	100%
By Manager:									
InterContinental [3][4]	131	28%	20,140	47%	$ 1,794,928	27%	$ 89	$ 153,681	28%
Marriott International	125	27%	17,920	42%	1,705,367	26%	95	173,401	31%
Hyatt	22	5%	2,724	6%	301,942	5%	111	22,037	4%
Carlson	11	2%	2,096	5%	202,251	3%	96	12,920	2%
TA [5]	185	38%	N/A	N/A	2,553,313	39%	N/A	194,325	35%
Total	474	100%	42,880	100%	$ 6,557,801	100%	$ 93	$ 556,364	100%
By Brand:									
Candlewood Suites®	76	16%	9,220	22%	$ 590,971	9%	$ 64		
Country Inn & Suites by Carlson℠	5	1%	753	2%	75,054	1%	100		
Courtyard by Marriott®	71	15%	10,281	24%	923,623	14%	90		
Crowne Plaza® [3][4]	12	3%	4,406	10%	390,055	6%	89		
Holiday Inn® [3]	3	1%	697	2%	35,526	1%	51		
Hyatt Place™	22	5%	2,724	6%	301,942	5%	111		
InterContinental®	5	1%	1,479	3%	300,257	4%	203		
Marriott Hotels®	3	1%	1,349	3%	160,407	2%	119		
Park Plaza® Hotels & Resorts	1	0%	209	0%	11,042	0%	53		
Radisson Hotels & Resorts®	5	1%	1,134	3%	116,155	2%	102		
Residence Inn by Marriott®	37	8%	4,695	11%	496,096	8%	106		
SpringHill Suites by Marriott®	2	0%	264	1%	20,897	0%	79		
Staybridge Suites® [4]	35	7%	4,338	10%	478,119	7%	110		
TownePlace Suites by Marriott®	12	3%	1,331	3%	104,344	2%	78		
TravelCenters of America® [5]	145	30%	N/A	N/A	1,847,807	28%	N/A		
Petro Stopping Centers® [5]	40	8%	N/A	N/A	705,506	11%	N/A		
Total	474	100%	42,880	100%	$ 6,557,801	100%	$ 93		

(1) Eighteen (18) of our TA properties include a hotel. The rooms associated with these hotels have been excluded from total hotel rooms.

(2) Represents historical cost of properties plus capital improvements funded by us and excludes impairment writedowns and capital improvements made from FF&E reserves funded from hotel operations.

(3) We have decided to pursue the sale of two hotels included in this operating agreement, the information provided in this table includes these hotels.

(4) We have decided to pursue the sale of two hotels included in this operating agreement, the information provided in this table includes these hotels.

(5) Effective January 1, 2011, we entered a lease amendment with TA that reduced the minimum rent payable by TA to us under the TA No. 1 and TA No. 2 leases. TA rents presented in this report represent their contractual obligations under the amended leases. Under the amendment, the minimum rent payable by TA under the TA No. 1 lease increases to $145,223 on February 1, 2012. In addition to minimum rent, the amounts presented for the TA No. 1 lease include approximately $5,026 of ground rent due to us from TA.

Hospitality Properties Trust
Supplemental Operating and Financial Data
March 31, 2011

OPERATING STATISTICS BY HOTEL OPERATING AGREEMENT

	No. of Hotels	No. of Rooms / Suites	First Quarter [1]		
			2011	2010	Change
ADR					
InterContinental (no. 1)	31	3,844	$ 98.32	$ 96.96	1.4%
InterContinental (no. 2)	76	9,220	58.86	58.81	0.0%
InterContinental (no. 3) [2]	14	4,139	123.42	118.62	4.0%
InterContinental (no. 4) [3]	10	2,937	92.81	90.35	2.7%
Marriott (no. 1)	53	7,610	108.57	105.61	2.8%
Marriott (no. 2)	18	2,178	105.02	101.01	4.0%
Marriott (no. 3)	34	5,020	95.12	94.63	0.5%
Marriott (no. 4)	19	2,756	105.80	104.64	1.1%
Marriott (no. 5)	1	356	208.05	191.89	8.4%
Hyatt	22	2,724	90.25	83.49	8.0%
Carlson	11	2,096	88.82	85.80	3.5%
All hotels	289	42,880	$ 93.55	$ 91.67	2.1%
OCCUPANCY					
InterContinental (no. 1)	31	3,844	74.5%	70.4%	4.1 pts
InterContinental (no. 2)	76	9,220	70.9%	63.6%	7.3 pts
InterContinental (no. 3) [2]	14	4,139	72.2%	69.8%	2.4 pts
InterContinental (no. 4) [3]	10	2,937	71.2%	64.5%	6.7 pts
Marriott (no. 1)	53	7,610	59.6%	57.9%	1.7 pts
Marriott (no. 2)	18	2,178	64.5%	68.1%	-3.6 pts
Marriott (no. 3)	34	5,020	60.8%	60.1%	0.7 pts
Marriott (no. 4)	19	2,756	68.3%	63.8%	4.5 pts
Marriott (no. 5)	1	356	82.8%	74.7%	8.1 pts
Hyatt	22	2,724	73.0%	73.5%	-0.5 pts
Carlson	11	2,096	61.7%	58.2%	3.5 pts
All hotels	289	42,880	67.6%	64.2%	3.4 pts
RevPAR					
InterContinental (no. 1)	31	3,844	$ 73.25	$ 68.26	7.3%
InterContinental (no. 2)	76	9,220	41.73	37.40	11.6%
InterContinental (no. 3) [2]	14	4,139	89.11	82.80	7.6%
InterContinental (no. 4) [3]	10	2,937	66.08	58.28	13.4%
Marriott (no. 1)	53	7,610	64.71	61.15	5.8%
Marriott (no. 2)	18	2,178	67.74	68.79	-1.5%
Marriott (no. 3)	34	5,020	57.83	56.87	1.7%
Marriott (no. 4)	19	2,756	72.26	66.76	8.2%
Marriott (no. 5)	1	356	172.27	143.34	20.2%
Hyatt	22	2,724	65.88	61.37	7.4%
Carlson	11	2,096	54.80	49.94	9.7%
All hotels	289	42,880	$ 63.24	$ 58.85	7.5%

[1]   Includes data for the calendar periods indicated, except for our Marriott® branded hotels, which include data for comparable fiscal periods.

[2]   We have decided to pursue the sale of two hotels included in this operating agreement. The information provided in this table includes these hotels.

[3]   We have decided to pursue the sale of two hotels included in this operating agreement. The information provided in this table includes these hotels.

"ADR" is average daily rate; "RevPAR" is revenue per available room. All operating data presented are based upon the operating results provided by our managers and tenants for the indicated periods. We have not independently verified our managers' and tenants' operating data.

Hospitality Properties Trust
Supplemental Operating and Financial Data
March 31, 2011

COVERAGE BY OPERATING AGREEMENT [1]

Operating Agreement	For the Twelve Months Ended [2]				
	3/31/2011	12/31/2010	9/30/2010	6/30/2010	3/31/2010
InterContinental (no. 1)	0.77x	0.74x	0.75x	0.74x	0.75x
InterContinental (no. 2)	0.74x	0.69x	0.64x	0.65x	0.66x
InterContinental (no. 3) [3]	0.64x	0.59x	0.57x	0.60x	0.62x
InterContinental (no. 4) [4]	0.38x	0.34x	0.35x	0.39x	0.41x
Marriott (no. 1)	0.73x	0.75x	0.84x	0.84x	0.84x
Marriott (no. 2)	0.63x	0.68x	0.71x	0.70x	0.71x
Marriott (no. 3)	0.63x	0.64x	0.64x	0.64x	0.66x
Marriott (no. 4)	0.71x	0.69x	0.68x	0.67x	0.65x
Marriott (no. 5)	0.22x	0.17x	0.11x	-0.08x	-0.07x
Hyatt	0.75x	0.71x	0.69x	0.70x	0.69x
Carlson	0.61x	0.59x	0.60x	0.61x	0.60x
TA (no. 1) [5]	1.38x	1.28x	1.22x	1.14x	1.04x
TA (no. 2) [5]	1.26x	1.15x	1.07x	0.97x	0.93x

Operating Agreement	For the Three Months Ended [2]				
	3/31/2011	12/31/2010	9/30/2010	6/30/2010	3/31/2010
InterContinental (no. 1)	0.75x	0.57x	0.87x	0.88x	0.64x
InterContinental (no. 2)	0.72x	0.67x	0.74x	0.82x	0.53x
InterContinental (no. 3) [3]	0.65x	0.49x	0.55x	0.89x	0.44x
InterContinental (no. 4) [4]	0.61x	0.28x	0.16x	0.47x	0.43x
Marriott (no. 1)	0.62x	0.49x	0.90x	1.00x	0.70x
Marriott (no. 2)	0.35x	0.57x	0.89x	0.78x	0.52x
Marriott (no. 3)	0.48x	0.55x	0.76x	0.78x	0.52x
Marriott (no. 4)	0.82x	0.65x	0.62x	0.76x	0.75x
Marriott (no. 5)	0.27x	0.07x	0.49x	0.06x	0.09x
Hyatt	0.78x	0.65x	0.76x	0.83x	0.61x
Carlson	0.63x	0.49x	0.72x	0.60x	0.57x
TA (no. 1) [5]	1.21x	1.09x	1.62x	1.55x	0.84x
TA (no. 2) [5]	1.17x	1.01x	1.47x	1.37x	0.73x

(1) We define coverage as combined total property sales minus all property level expenses which are not subordinated to minimum payments to us and the required FF&E reserve contributions (which data is provided to us by our managers or tenants), divided by the minimum return or minimum rent payments due to us.

(2) Includes data for the calendar periods indicated, except for our Marriott® branded hotels, which include data for comparable fiscal periods.

(3) We have decided to pursue the sale of two hotels included in this operating agreement, the information provided in this table includes these hotels.

(4) We have decided to pursue the sale of two hotels included in this operating agreement, the information provided in this table includes these hotels.

(5) Effective July 1, 2008, we entered a rent deferral arrangement with TA which provided TA the option to defer payments of up to $5 million per month of rent under the two leases for the period July 1, 2008 until December 31, 2010. For the quarters ended March 31, 2010, June 30, 2010, September 30, 2010 and December 31, 2010, TA deferred $15 million in rents. Effective January 1, 2011, we entered a lease amendment with TA that reduced the minimum rent payable by TA to us under the TA No. 1 and TA No. 2 leases. The TA rent coverage ratios provided in this table have been calculated based upon the contractual rent amounts in place during the periods presented.

All operating data presented are based upon the operating results provided by our managers and tenants for the indicated periods. We have not independently verified our managers' or tenants' operating data.

Hospitality Properties Trust
Supplemental Operating and Financial Data
March 31, 2011

OPERATING AGREEMENT EXPIRATION SCHEDULE
(dollars in thousands)

	Annualized Minimum Return / Rent		% of Annualized Minimum Return / Rent	Cumulative % of Annualized Minimum Return / Rent
2011	-		-	-
2012	66,188	(1)	11.9%	11.9%
2013	-		-	11.9%
2014	-		-	11.9%
2015	28,509	(2)	5.1%	17.0%
2016	-		-	17.0%
2017	-		-	17.0%
2018	-		-	17.0%
2019 and thereafter	461,667	(2)(3)(4)(5)	83.0%	100.0%
Total	$ 556,364		100.0%	

Weighted average remaining term   12.4 years

(1) In November 2010, Host notified us that it will not exercise its renewal option at the end of the current lease term. Assuming no default by Host, upon expiration of the agreement on December 31, 2012, we expect to return the $50,540 security deposit to Host, to lease these hotels to one of our TRSs and to continue the existing hotel brand and management agreements with Marriott, which expire in 2013.

(2) During the three months ended March 31, 2011, payments we have received under our lease to Crestline, which expires in 2015 (which contract requires $28,509 /year payment to us) and under our management contract with Marriott, which expires in 2019 (which requires $44,200 /year payment to us) have been less than the minimum amounts due to us by $2,530 and $5,010, respectively. The deficiencies in minimum payments due have reduced the security deposits that we hold from Crestline and Marriott for these contracts.

(3) Our lease with Host for 18 Residence Inn hotels (which we have historically referred to as our Marriott No. 2 contract) expired on December 31, 2010. On January 1, 2011, we began leasing these hotels to one of our TRSs and continued the previously existing hotel brand and management agreements with Marriott, which expire in 2020. Payment to us of the minimum return under this agreement is subject to available cash flow. During the three months ended March 31, 2011, cash flow was $3,940 less than the minimum return.

(4) During the three months ended March 31, 2011, payments we have received under our management contracts with InterContinental, which expire in 2028 until 2031 (which contracts require $153,681 /year payment to us) have been less than the minimum amounts due to us by $9,164. The deficiencies in minimum payments due have reduced the security deposits that we hold from InterContinental for these contracts.

(5) Effective January 1, 2011, we entered a lease amendment with TA that reduced the annual minimum rent payable by TA to us under the TA No. 1 and TA No. 2 leases to $135,139 and $54,160, respectively. Under the amendment, the minimum rent payable by TA under the TA No. 1 lease increases to $140,139 on February 1, 2012. Rental income for the three months ended March 31, 2011 includes approximately $1,204 of straight line rent related to our TA No. 1 lease. In addition to the minimum rent, TA remains obligated to pay us ground rent of approximately $5,026 per year.

Hospitality Properties Trust
Supplemental Operating and Financial Data
March 31, 2011

CALCULATION OF EBITDA

(in thousands)

| | For the Three Months Ended | |
	3/31/2011	3/31/2010
Net income	$ 53,048	$ 40,865
Plus: Interest expense	33,339	36,905
Depreciation and amortization	56,314	60,537
Deferred percentage rent [(1)]	541	334
Income tax expense	332	941
EBITDA	$ 143,574	$ 139,582

(1) In calculating net income, we recognize percentage rental income received for the first, second and third quarters in the fourth quarter, which is when all contingencies are met and the income is earned. Although we defer recognition of this revenue until the fourth quarter for purposes of calculating net income, we include these amounts in the calculation of EBITDA for each quarter of the year. The fourth quarter EBITDA calculation excludes the amounts recognized during the first three quarters.

We compute EBITDA, or earnings before interest, taxes, depreciation and amortization, as net income plus interest expense, depreciation and amortization expense, income tax expense and deferred percentage rent. We consider EBITDA to be an appropriate measure of our performance, along with net income and cash flow from operating, investing and financing activities. We believe EBITDA provides useful information to investors because by excluding the effects of certain historical costs, such as interest and depreciation and amortization expense, EBITDA can facilitate a comparison of our current operating performance with our past operating performance. Also, EBITDA does not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net income or cash flow from operating activities or as a measure of financial performance or liquidity. Other REITs may calculate EBITDA differently than we do.

Hospitality Properties Trust
Supplemental Operating and Financial Data
March 31, 2011

CALCULATION OF FUNDS FROM OPERATIONS (FFO)

(in thousands, except per share data)

	For the Three Months Ended			
	3/31/2011		3/31/2010	
Net income available for common shareholders	$	45,578	$	33,395
Plus: Depreciation and amortization		56,314		60,537
Deferred percentage rent [1]		541		334
FFO available for common shareholders	$	102,433	$	94,266
Weighted average shares outstanding		123,444		123,380
Net income available for common shareholders per share	$	0.37	$	0.27
FFO available for common shareholders per share	$	0.83	$	0.76

(1) In calculating net income, we recognize percentage rental income received for the first, second and third quarters in the fourth quarter, which is when all contingencies are met and the income is earned. Although we defer recognition of this revenue until the fourth quarter for purposes of calculating net income, we include these estimated amounts in the calculation of FFO for each quarter of the year. The fourth quarter FFO calculation excludes the amounts recognized during the first three quarters.

We compute FFO as shown above. Our calculation of FFO differs from the definition of FFO by the National Association of Real Estate Investment Trusts, or NAREIT, because we include deferred percentage rent (see Note 1). We consider FFO to be an appropriate measure of performance for a REIT, along with net income and cash flow from operating, investing and financing activities. We believe that FFO provides useful information to investors because by excluding the effects of certain historical costs, such as depreciation expense, FFO can facilitate a comparison of current operating performance between historical periods. FFO does not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net income or cash flow from operating activities or as a measure of financial performance or liquidity. FFO is among the factors considered by our Board of Trustees when determining the amount of distributions to shareholders. Other factors include, but are not limited to, requirements to maintain our status as a REIT, limitations in our revolving credit facility and public debt covenants, the availability of debt and equity capital to us and our expectation of our future capital needs and operating performance. Other REITs may calculate FFO differently than we do.